Form C

Cover Page

Name of issuer:

First Jet Airways Inc.

Legal status of issuer:

> Form:
>
> Corporation
>
> Jurisdiction of Incorporation/Organization:
>
> DE
>
> Date of organization:
>
> 8/21/2026

Physical address of issuer:

7121 West Craig Road
Las Vegas, NV 89129

Website of issuer:

https://firstjetair.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.7% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

1,112

Price:

$45.00

Minimum investment:

$45.00

Method for determining price:

Dividing pre-money valuation of $95,656,410.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($318.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Hunter Peterson	CEO	First Jet Airways Inc.	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Tom Hsieh	Co-CEO	2026
Hunter Peterson	Founder and Co-CEO	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Hunter Peterson	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

> Our business projections are only projections
> There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

> Your investment could be illiquid for a long time
> You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

> Any Valuation at This Stage Is Difficult to Assess

Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $45.00. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

Our public profile creates risks that a privately built company would not face.

The Company's founder is building the business in public, and the campaign that preceded the Company attracted substantial media attention and more than 371,000 non-binding pledges of support. Those pledges are expressions of interest, not commitments to invest, to become a member, or to buy a ticket, and they may not convert at any rate. Public attention also exposes the Company to reputational harm from ordinary commercial setbacks that a private company could absorb quietly, to scrutiny of statements made before the Company existed and by people no longer associated with it, and to the risk that the Company's plans are reported inaccurately by third parties whose statements the Company does not control and is not responsible for. Investors should rely only on the disclosures in this offering.

We depend on our founder and co-CEO, and may need to hire substantially more people to succeed.

The Company's success depends heavily on the skills, connections, and continued service of Hunter Peterson (Founder and Co-CEO) and Tom Hsieh (Co-CEO). Mr. Peterson is the Company's sole employee. Mr. Hsieh brings airline certification experience that is critical to the Company's regulatory strategy. The Company has not entered into employment agreements with either officer, and there is no guarantee that either will remain with the Company indefinitely. The loss of either officer could delay or prevent the Company from achieving its objectives and could materially harm the Company's business, financial condition, and prospects. The Company will also need to hire qualified personnel to fill the management positions that FAA certification requires, including a director of operations, chief pilot, director of maintenance, and director of safety. The market for these positions is competitive, and there is no assurance the Company will be able to identify, hire, and retain the right people.

Our public profile creates risks that a privately built company would not face.

The Company was born out of a public campaign that generated substantial media attention, more than 371,000 non-binding pledges of support, and extensive social media commentary, including statements made before the Company existed and by people no longer associated with it. The volume and informality of these communications create a risk that statements made in connection with the predecessor campaign, or statements made by third parties that the Company does not control and is not responsible for, could later be challenged by regulators or by private plaintiffs as misleading, incomplete, or inconsistent with the disclosures in this offering. Defending or settling such challenges, even unmeritorious ones, could be expensive and distracting. In addition, as a company raising capital through equity crowdfunding, the Company's offerings are vulnerable to coordinated negative campaigns timed to occur during an active fundraising window. A campaign of negative posts, complaints to regulators, complaints to the intermediary, or organized cancellation requests, even one based on misinformation, could cause the intermediary to pause or restrict the raise, drive away prospective investors, and force the Company to divert resources to respond. The Company may have limited ability to identify, attribute, or counter such campaigns in real time. Investors should rely only on the disclosures in this offering.

A certificate that is dormant, or that lacks required management personnel, can be lost.

A certificate holder that conducts no operations for thirty consecutive days must notify the Federal Aviation Administration, and a certificate that remains dormant may be surrendered or revoked. Any certificate the Company acquires may already be dormant when acquired. Restoring and keeping it requires, among other things, filling every required management position with individuals whose qualifications are acceptable to the Administrator, maintaining current manuals and training programmes, and conducting operations. The Company has not made those hires, the market for qualified directors of operations, chief pilots, directors of maintenance and directors of safety is competitive, and a failure to fill any of these roles could delay or forfeit the authority the Company is buying.

There is no market for these securities, and you may not be able to resell them at any price.

There is no public market for the securities sold in this offering and none is expected to develop. The securities are subject to a

one year transfer restriction under the crowdfunding rules, and may be transferred during that period only in the limited circumstances those rules permit. After that period expires there may still be no buyer at any price, and the Company has no obligation to facilitate a sale, to repurchase the securities, or to provide a valuation. Investors should be prepared to hold these securities indefinitely and to lose the entire amount invested.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement. Investors in this offering and their transferees are bound by the Subscription Agreement, which may include a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the Subscription Agreement, including any claim under the federal securities laws. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To the Company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. If you bring a claim against the Company in connection with matters arising under the Subscription Agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

If the Company cannot raise sufficient funds, it will not succeed
Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members

The amount raised in this Offering may include investments from Company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Our plan depends on acquiring a certificated air carrier, and we have no binding agreement to do so.

The Company's current plan contemplates acquiring an existing certificated air carrier rather than applying for a certificate from the beginning. As of the date of this offering the Company has no binding agreement with any seller. Discussions may not result in a transaction, the terms may change materially, a competing buyer may prevail, or the assets and the certificate may prove on inspection to be worth materially less than the Company expects. If no acquisition is completed, the Company would have to pursue a new certificate from the beginning, which the Company expects would take longer and cost substantially more than it has assumed.

We are a small company with limited finance and operations staff, which creates internal-controls risk.

The Company is a newly formed entity with one employee and limited finance and operations staff, which creates internal-controls risk. Multi-entity accounting across the Company and the Co-Issuer, the volume of investor activity the Company expects to manage, and the complexity of future airline revenue recognition are significant. The Company has limited segregation of duties. These conditions increase the risk of errors, fraud, or material weaknesses in internal control over financial reporting. The Company has not been required to comply with the auditor-attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and its financial statements may contain errors or restatements that a larger and better-resourced company would be better positioned to prevent or detect.

Any valuation at this stage is difficult to assess

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Securities purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for

obtaining credit on favorable terms. If we cannot obtain credit when we need it, we coud be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Using a credit card to purchase Securities may impact the return on your investment:
Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

We depend on third-party crowdfunding platforms and intermediaries to raise capital.
Our fundraising model depends on FINRA-registered funding portals, broker-dealers, and online investment platforms that operate under the JOBS Act. These platforms set their own policies, fees, eligibility standards, and marketing rules, and they are themselves subject to regulatory oversight. Platform outages, policy changes, the loss of a key platform relationship, a platform's insolvency, or a platform's decision to limit or remove our campaigns could materially impair our ability to raise capital. We have limited control over these platforms, and any disruption, whether caused by the platform, its regulator, its lenders, or a cybersecurity event, could harm our fundraising and our business.

Risks Related to the use of an SPV
You will not be investing directly into the Company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in First Jet Air I, a Series of Wefunder SPV, LLC, becoming a member of the SPV, and that investment purchases our Series A Preferred Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Certificate of Incorporation, as amended, regarding the Series A Preferred Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

The membership model we intend to build is unproven in United States scheduled aviation.
The Company intends to combine an annual membership subscription with ultra-low-cost scheduled passenger service, and to give members governance rights alongside their commercial relationship with the carrier. No United States scheduled passenger airline of scale operates on this basis today. Members may not renew, may not fly often enough to find a subscription worthwhile, or may value governance rights differently than the Company expects. The Company has no data from its own operations on which to base any of these assumptions, and the non-binding pledges gathered by the campaign that preceded the Company are not evidence that members will pay.

Citizenship and control requirements limit who may own and control us, and may force us to restrict transfers.
United States law requires that an air carrier be under the actual control of United States citizens, that at least seventy-five percent of its voting interest be owned and controlled by United States citizens, and that its president and at least two-thirds of its

directors and other managing officers be United States citizens. These requirements constrain the Company's ownership structure and its governance, limit the pool of investors the Company can accept in this and in future offerings, and may require the Company to refuse, restrict or unwind transfers of its securities in order to remain eligible. A failure to satisfy them would prevent the Company from holding economic authority, or would cause it to lose authority already granted.

Adverse macroeconomic conditions could harm our business and our ability to raise capital.
The Company is not currently profitable, which means its ability to operate is dependent upon its ability to raise capital. Both the Company's planned business and its fundraising are sensitive to general economic conditions. Recession, high interest rates, inflation, declining consumer discretionary spending, equity market volatility, tightening credit, and reduced appetite for early-stage and crowdfunded investments could all harm the Company's results and its ability to raise capital on acceptable terms, or at all. Adverse conditions could also reduce demand for air travel, increase the cost of aircraft, fuel, and labor, and harm the partners, airports, and service providers on which the Company's business will depend.

Even if our business succeeds, an exit may never materialize.
Investors in this offering rely on a future liquidity event, most likely an initial public offering, a listing on an exchange or alternative trading system, or an acquisition, to realize the value of their investment. The IPO market for early-stage and unprofitable companies has been challenging for extended periods, exchange listing standards may be difficult for the Company to meet, and acquisition interest in pre-revenue airline startups is unpredictable. Even if the Company succeeds operationally, there is no assurance a liquidity event will occur on any particular timeline or on terms favorable to investors, and investors should be prepared to hold their securities indefinitely.

A large and growing shareholder base increases exposure to securities-related claims.
The Company intends to grow its shareholder base to a large number of investors through multiple rounds of equity crowdfunding. As the shareholder base grows, so does the population of investors who could bring individual claims, file complaints with regulators, or pursue class-action litigation alleging disclosure deficiencies, misstatements, or other violations of federal or state securities laws. Securities litigation is expensive to defend even when claims are without merit, and could result in significant settlements, judgments, management distraction, and reputational harm. The novelty and public profile of the Company's equity crowdfunding approach may increase its visibility to plaintiffs' counsel.

We may not advertise, publish schedules or take reservations for service we are not yet authorised to provide.
Department of Transportation rules restrict a carrier from advertising, publishing schedules or accepting reservations for scheduled service while its application for the necessary authority is pending. The Department has imposed civil penalties on carriers that did so. This constrains how the Company can build demand ahead of receiving authority, which may reduce the commercial value of the public interest the Company has attracted. A violation would expose the Company to a penalty and would damage its standing before the same agency that must decide its application.

We intend to raise substantially more capital on terms you will not negotiate, and you will be diluted.
The Company's plan requires capital far in excess of the maximum amount of this offering. The Company intends to conduct concurrent and subsequent offerings, which may include offerings under Regulation A and Regulation D, on terms that may be materially more favourable than the terms of this offering and that the Company will not negotiate with, or on behalf of, investors in this offering. Those issuances will dilute investors in this offering, and the securities issued may rank senior to the Series A Preferred Stock sold in this offering. The Company may also authorise and issue additional classes of preferred stock, adopt an equity incentive plan, or issue equity to advisors, in each case without the consent of investors in this offering.

If we raise only the target amount, the proceeds will not be enough to start an airline.
The target offering amount is materially smaller than the maximum offering amount, and the Company will close on the target amount if it is reached. If the Company raises only the target amount, the proceeds will not be sufficient to acquire an air carrier

certificate, to acquire or lease aircraft, or to fund the personnel and programmes that certification requires. In that case the Company would depend entirely on raising further capital that is not committed and may not be available on acceptable terms or at all. It is possible that the Company will complete this offering, spend the proceeds on preparatory work, and never operate a flight.

Natural disasters, pandemics, or other catastrophic events could prevent or disrupt our operations.
The Company's planned business operations are subject to interruption by natural disasters, severe weather, pandemics, acts of terrorism, geopolitical conflict, power shortages and other events beyond its control. These events could disrupt air travel demand, ground aircraft, damage airport infrastructure, or make it difficult or impossible for the Company to operate. The airline industry was severely affected by the COVID-19 pandemic, and a similar event could delay or prevent the Company from commencing or continuing operations. The Company has no insurance, no diversified revenue base, and no operational history from which to draw contingency plans.

The Series A Preferred Stock you are buying has no guaranteed return and may lose all of its value.
The securities sold in this offering are shares of Series A Preferred Stock of the Company, held indirectly through the Co-Issuer. The Series A Preferred Stock carries no dividend rights beyond those declared by the board of directors, and the Company does not currently anticipate paying dividends. Holders of Series A Preferred Stock will share ratably in any liquidation proceeds only after the Company pays its debts and satisfies any liquidation preferences granted to senior classes of capital stock, which the Company may authorize and issue in the future without the consent of investors in this offering. There is no guarantee that investors will receive any return on their investment. Investors should assume that the whole of their investment is at risk.

Aircraft, crews, maintenance capacity and fuel are cyclical, and their cost and availability are outside our control.
The cost and availability of aircraft, qualified pilots and mechanics, maintenance capacity and jet fuel have been volatile and are outside the Company's control. The Company expects initially to operate older aircraft, which carry higher fuel burn, higher maintenance cost and a greater risk of unscheduled downtime than newer equipment, and which may become subject to airworthiness directives that are expensive or impractical to comply with. A shortage of qualified crews, an increase in lease rates or aircraft values, a loss of maintenance slots, or a sustained rise in fuel prices could each make the Company's planned economics unachievable, and the Company has no hedging programme and no scale with which to negotiate.

Risks Relating to Regulation of our Business and Industry
We hold no FAA air carrier certificate and no DOT economic authority, and we cannot carry a single paying passenger until we hold both.
Scheduled passenger service in the United States requires both an air carrier certificate with operations specifications issued by the Federal Aviation Administration and economic authority issued by the United States Department of Transportation. The Company holds neither, and holds no application that has been granted. Until it holds both, the Company cannot lawfully operate scheduled passenger service in its own name. Obtaining either is a lengthy process with no guaranteed outcome, the agencies may impose conditions the Company cannot satisfy, and the Department of Transportation applies a capital adequacy test that requires the Company to demonstrate funding for a period of operations while giving no credit for projected revenue. There is no assurance that either authority will ever be granted.

If we acquire a cargo carrier, converting it to passenger service is a substantial change requiring a full refiling and a new demonstration.
A certificate holder authorised to carry only cargo may not carry passengers. If the Company acquires such a carrier, adding passenger authority is treated by the Department of Transportation as a substantial change that requires the carrier to refile its fitness case in full, and by the Federal Aviation Administration as requiring a flight attendant organisation, revised manuals and training programmes, and an emergency evacuation demonstration on the initial introduction of the aircraft type into passenger service. In at least one recent case a carrier's cargo-to-passenger application was pending at the Department for approximately eleven months. The Company does not control the timing, the process may take considerably longer, and it may not succeed at

all. Until it is complete, an acquired cargo certificate does not permit the Company to carry a single passenger.

One person controls every vote, and investors in this offering will have no say in anything.

As of the date of this filing, the Company's founder holds all of the Company's issued and outstanding voting securities. As a holder of Class B Common Stock, which carries ten votes per share compared to one vote per share for Class A Common Stock, the founder will continue to hold a majority of the combined voting power of all outstanding equity securities and therefore control the board of directors at the conclusion of this offering. Because of the 10-to-1 voting differential, the founder could retain voting control even if he were to own a small fraction of the Company's total equity. Investors in this offering will hold their Series A Preferred Stock indirectly through the Co-Issuer and will not exercise voting rights directly. The founder will therefore be able to determine the outcome of every matter submitted to stockholders, including the election and removal of directors, amendments to the certificate of incorporation, the issuance of additional securities on any terms, the adoption of an equity incentive plan, and the sale of the Company, in each case without the consent of investors in this offering and potentially in ways that are adverse to them. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. The Company also does not currently have any independent directors. The Company's stated intention to give members governance rights in the future is a plan, not a right, and it is not a term of the securities sold in this offering.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Series A Preferred Stock and are completely passive investors. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of the Stockholders Agreement.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In July 2026, Blue Star Executive Management, LLC sued the Company's founder, Hunter Peterson, and two related entities, Let's Buy Spirit Air Inc. and Let's Buy Spirit SPV LLC, in Los Angeles Superior Court. The suit arises from a consulting agreement dispute. It alleges breach of contract, fraud, and related claims, and sought approximately $2.76 million. In September 2026, the plaintiff filed an amendment seeking to add the Company as a defendant, alleging that assets were transferred to it. The Company has not been served. The defendants deny the fraud allegations and view the matter as a contract dispute. No assets were transferred to the Company, and all funds raised through Let's Buy Spirit in June 2026 were returned in full to its investors. The parties have made significant headway to a significantly smaller settlement amount, but no final agreement has been signed.

We have no operating history, no revenue, no aircraft and no employees other than our founder.

The Company was incorporated on August 21, 2026. It has never operated an aircraft, has never carried a passenger, has generated no revenue, and has no employees other than its founder. Any evaluation of the Company must therefore be made on the basis of its plans rather than on any record of performance, and investors have no operating history against which to test management's judgement or its estimates. Development-stage companies frequently fail, and companies attempting to start an airline fail at a high rate even when they are well capitalised and led by experienced operators.

The Company's ability to continue as a going concern depends entirely on this offering and on raising substantial additional capital.

The Company has no revenue, no cash and no committed source of financing other than this offering. The financial statements included with this offering have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future. The Company's ability to continue as a going concern for the next twelve months is entirely dependent

for the foreseeable future. The Company's ability to continue as a going concern for the next twelve months is entirely dependent upon completing this offering and raising substantial additional capital thereafter. If the Company is unable to raise sufficient capital, it may be forced to cease operations and liquidate, in which case investors in this offering would likely lose the entire amount of their investment. No assurance can be given that the Company will be successful in any of these efforts.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 45% for Part380/Part 121 Certification program/Aircraft leasing, 30% for consultant, staff, and salaries, 18.3% for co-marketing/content distribution, 6.7% Wefunder intermediary fee

If we raise: **$5,000,000**

Use of Proceeds: If the maximum offering amount is raised, First Jet expects to use the proceeds from its oversubscriptions to further advance its Part 380/Part 121 certification program and secure aircraft leasing arrangements, build out the personnel and operational infrastructure required to prepare for airline service, and expand marketing, content distribution, and community growth efforts ahead of launch. 6.7% of the proceeds will also be used for the Wefunder intermediary fee.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds

will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $95,656,410 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

First Jet Airways Inc. is offering up to 111,111 shares of Series A Preferred Stock, at a price per share of $45.00.

The campaign maximum is $5,000,000.00 and the campaign minimum is $50,000.00.

Securities Issued by the SPV. Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the

Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights. If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor. The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability. The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

- [ ] Yes
- [x] No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

> Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
>
> Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Class A Common	5776524	0	☑
Class B Common	2125698	1444131	☑
Series A Preferred	5776524	0	☐

Class of Security	Total Pool
Warrants	None
Options	681567

Describe any other rights:

First Jet Air has Class A Common Stock, Class B Common Stock, and Series A Preferred Stock.

Class A Common Stock. Each share of Class A Common Stock is entitled to one vote per share. Class A holders generally vote together with Class B holders as a single class, including in the election of directors.

Class B Common Stock. Each share of Class B Common Stock is entitled to 10 votes per share. Except for these enhanced voting rights and certain additional Class B approval rights, Class A and Class B Common Stock have the same economic rights and rank equally, including with respect to distributions and consideration received in a sale of the company. Class B shares are generally convertible into Class A shares on a one-for-one basis and generally convert automatically upon a transfer that is not a permitted transfer.

Series A Preferred Stock. Series A Preferred Stock is generally non-voting, but its holders have certain protective approval rights, including with respect to certain liquidation or sale transactions, amendments adversely affecting the Series A, and the creation or issuance of certain securities with rights senior to or on parity with the Series A. In a liquidation or certain sale transactions, Series A holders are entitled to receive, before the holders of Common Stock, the greater of (i) 1x the applicable Original Issue Price plus any declared but unpaid dividends or (ii) the amount they would receive if their Series A shares were converted into Common Stock. Series A shares may also be converted into Common Stock and are subject to certain anti-dilution adjustments. Class A Common Stock purchased in this offering is also subject to the drag-along provision in the Subscription Agreement. If First Jet Air's board of directors and holders representing the required voting power approve a sale of First Jet Air, each participating Class A holder must vote in favor of the transaction, refrain from exercising dissenters' or appraisal rights concerning the transaction, and execute required documents and take other reasonably requested actions supporting the transaction. Because each Class B share carries 10 votes, Class B holders have greater voting power for purposes of obtaining the applicable stockholder approval. The enforceability of the drag-along provision concerning appraisal rights remains subject to Delaware law.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be

diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

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22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

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23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage

in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

We are an early-stage company and are currently operating at approximately break-even, with no material positive or negative cash flows from operations in recent periods. There can be no assurance that this break-even performance will continue in future periods.

As of September 2026, we did not have any cash or cash equivalents on hand.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $0 and our current and non-current liabilities, as reflected in available financial statement fields, were $0.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, cash and cash equivalents were not reported in the available financial statement data.

Based on our current operations, we are operating at approximately break-even, with monthly net cash flow of approximately $0.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we did not have any outstanding indebtedness.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

We have not conducted any exempt offerings or raised capital in the past three years.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to Fundraise Target. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Hunter Peterson**, certify that:

(1) the financial statements of First Jet Airways Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of First Jet Airways Inc. included in this Form reflects accurately the information reported on the tax return for First Jet Airways Inc. filed for the most recently completed fiscal year.

Hunter Peterson

Hunter Peterson
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original

party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://firstjetair.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- First Jet Airways Stock Purchase Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Hunter Peterson
- Tom Hsieh

Appendix E: Supporting Documents

- Series Appendix — First Jet Airways I
- Wefunder SPV, LLC Agreement

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- First Jet Airways Stock Purchase Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Hunter Peterson
- Tom Hsieh

Appendix E: Supporting Documents

- Series Appendix — First Jet Airways I
- Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

First Jet Airways Inc.

By

Hunter Peterson

Founder and Co-CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Hunter Peterson

Founder and Co-CEO
10/14/2026

Tom Hsieh

Co-CEO/Aviation Accountable Executive
10/14/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.